Dreman/Claymore Dividend & Income Fund
N-SAR Exhibit 77C
October 31, 2007



Result of Shareholder Votes

The Annual Meeting of Shareholders of the Fund was held on September 19, 2007. Common and preferred shareholders voted on the election of Trustees.

With regard to the election of the following Trustees by common and preferred shareholders of the Fund:


                            # of Shares          # of Shares
                               In Favor             Withheld
------------------------------------------------------------
David N. Dreman              41,183,552            1,111,428
Ronald E. Toupin, Jr.        41,609,036              685,944

The other Trustees of the Fund whose terms did not expire in 2007 are Richard L. Crandall, Nicholas Dalmaso, Roman Friedrich III and Ronald A. Nyberg